UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXACTTARGET, INC.

(Name of subject company (Issuer))

EXCALIBUR ACQUISITION CORP.

a wholly owned subsidiary of

SALESFORCE.COM, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.0005 per share	30064K105
(Title of classes of securities)	(CUSIP number of common stock)

Burke F. Norton, Esq.

Executive Vice President and Chief Legal Officer

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, California 94105

(415) 901–7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Martin W. Korman, Esq.

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market Street

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

The tender offer has not yet commenced. These communications are for informational purposes only and are neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the tender offer is commenced, salesforce.com, inc. (“salesforce”) will file with the Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO and ExactTarget, Inc. (“ExactTarget”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. ExactTarget stockholders and other investors are strongly advised to read the tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents that have yet to be filed) and the Solicitation/Recommendation Statement because they will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available for free at the SEC’s website at www.sec.gov. Free copies of these materials and other tender offer documents will be made available by the information agent for the tender offer.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender documents, salesforce.com and ExactTarget file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by the parties at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. The parties’ filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

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JUNE 04, 2013 / 12:00PM GMT, CRM - Salesforce.com, Inc. Conference Call to discuss its Definitive Agreement to Acquire ExactTarget

CORPORATE PARTICIPANTS

John Cummings Salesforce.com Inc - Senior Director of IR

Marc Benioff Salesforce.com Inc - Chairman and CEO

Graham Smith Salesforce.com Inc - CFO

Scott Dorsey ExactTarget - CEO, Chairman and Co-Founder

CONFERENCE CALL PARTICIPANTS

Phil Winslow Credit Suisse - Analyst

Rick Sherlund Nomura Asset Management - Analyst

Heather Bellini Goldman Sachs - Analyst

John DiFucci JPMorgan Chase & Co. - Analyst

Kirk Materne Evercore Partners - Analyst

Brendan Barnicle Pacific Crest Securities - Analyst

Jason Maynard Wells Fargo Securities, LLC - Analyst

Tom Roderick Stifel Nicolaus - Analyst

Kash Rangan BofA Merrill Lynch - Analyst

PRESENTATION

Operator

Good morning. My name is Tamara and I will be a conference operator today. At this time, I would like to welcome everyone to the Salesforce.com ExactTarget acquisition conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session.

(Operator Instructions)

I will now turn the conference call over to Mr. John Cummings, Senior Director of Investor Relations. Please go ahead, Sir.

John Cummings - Salesforce.com Inc - Senior Director of IR

Thanks, Tamara, and good morning everyone. Earlier this morning Salesforce.com announced its intended acquisition of ExactTarget. The details of this transaction can be found in the press release issued at approximately 7.30 a.m. Eastern time this morning. Joining me today to discuss the transaction are Marc Benioff, Chairman and CEO; Graham Smith, Chief Financial Officer; and Scott Dorsey, ExactTarget’s CEO, Chairman and Co-Founder. The purpose of today’s call is to discuss the acquisition of ExactTarget. Marc and Graham will review the proposed acquisition and the terms of the transaction, including the estimated impact on our fiscal second quarter and full-year fiscal 2014 guidance, which we gave in our most recent results call in May.

After Marc and Graham’s comments, we will turn the call over to your questions. You should be aware that our discussion and responses your questions may contain forward-looking statements related to the acquisition of ExactTarget and estimated results of the Company, which are subject to risks, uncertainties and assumptions. All statements other than historical facts included in our discussion, including but not limited to statements regarding the timing and closing of the transaction, the expected benefits of the transaction, expected performance and future business plans and any assumptions underlying any of the foregoing, are forward-looking statements. Should any of these risks or uncertainties materialize, or should our assumptions prove to be incorrect, actual Company results and actual effects of the transaction on the Salesforce.com could differ materially from these forward-looking statements.

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JUNE 04, 2013 / 12:00PM GMT, CRM - Salesforce.com, Inc. Conference Call to discuss its Definitive Agreement to Acquire ExactTarget

A discussion of risks, uncertainties and assumptions related to the acquisition and the estimated impact of the Company, as well as the other information on potential risk factors that could affect our financial results, are included in the periodic reports filed by Salesforce.com and ExactTarget, filed with the SEC, including ours and ExactTarget’s most recent reports on Form 10-Q and Form 10-K respectively, particularly under the headings Risk Factors and the Tender Offer statement on Schedule TO and other offer documents to be filed by Salesforce.com, and the Solicitation Recommendation statement on Schedule 14D-9 to be filed by ExactTarget. Please be aware that any unreleased services or features referenced in today’s discussion or other public statements are not yet available and may not be delivered on time or at all. Customers who purchased our services should make these decisions based on features that are currently available.

Finally, the intended acquisition of ExactTarget includes a Tender Offer made by Salesforce.com and a subsidiary. The Tender Offer has not yet commenced. The discussion regarding the acquisition is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the Tender Offer is commenced, Salesforce.com will file with the Securities and Exchange Commission, a Tender Offer statement on schedule TO, and ExactTarget will file a Solicitation Recommendation statement on schedule 14D-9 with respect to the Tender Offer. ExactTarget stockholders and other investors are strongly advised to read the Tender Offer materials, including the offer to purchase and related letter of transmittal and certain other Tender Offer documents that have yet to be filed, and the Solicitation Recommendation statement when they become available, as they will contain important information which should be read carefully before any decision is made with respect to the Tender Offer. The Tender Offer statement and the Solicitation Recommendation statement will be available for free at the SEC’s website at www.SEC.gov. Free copies of these materials and other Tender Offer documents will also be made available by the information agent for the Tender Offer. So, with all that, let me turn things over to Marc.

Marc Benioff - Salesforce.com Inc - Chairman and CEO

Thanks so much, John. You know what, this is really a historic day for cloud computing. We are just absolutely thrilled to have this call with you. It’s something that we’ve been planning for some time. I have never been more excited about anything that I’ve ever done at Salesforce.com. Let me tell you why that is. Salesforce.com wants to be the number one CRM Company in the world. That’s what we’ve absolutely wanted from the very beginning. Just a few weeks ago, Gartner said that we are. That was the huge milestone for us.

When we look out at the CRM marketplace, we recognize that for us to continue to be number one in CRM, we of course, have to be number one in sales, which we are. We have to be number one in service, which we are. But, we also need to work even harder to become number one at marketing. Marketing is rapidly evolving. As you know, Gartner says that by 2017, CMOs are going to spend more on technology then CIOs. Now, we found that out personally, because as we travel the world that our Customer Company Tours, many of which you’ve attended, or network customers individually, we continue to hear and see them invest in major new ways of marketing. I was just at one of our large customers in New York at Bank of America. You could see it firsthand.

Sure, we are doing tremendous work with Wealth Advisory. Yes, we’re doing incredible work on Twitter, we’re running BofA health. But, I’ll tell you that there’s this other great Company there doing amazing work with them with mobile and e-mail and connecting the customer in incredible new ways. That Company was ExactTarget. When you look at other customers and what they are doing, common customers between Salesforce.com and ExactTarget, companies not only like Bank of America, but Coca-Cola and GAP and some of the others, what you see is this perfect synergy, an addition of capabilities that helps our customers to connect with their customers in incredible new ways. There’s no doubt our whole industry is changing. The opportunity to create solutions in sales and service and marketing that are unified, that are mobile, that are social, that are in the cloud, that this combination of these two Companies positions us in a way as never before.

Now, in the past couple of years Salesforce has broadened its marketing area quite considerably. We’ve, of course, acquired a tremendous Company of Radian6. We’ve also acquired a tremendous Company of Buddy Media. We’ve learned more and met more CMOs and talked to more CMOs and learned more about what they are doing than we could possibly imagine. But we’ve never been more inspired. We’ve never been more excited. We’ve never been more motivated about what we can do for these executives, for these new lines of business, and how we are going to automate this incredible new part of CRM.

We have the perfect partner. A Company that we’ve known since their founding. A Company who been along the ride with Salesforce since their start. What we saw was a perfect partnership. That’s why I’ve been so thrilled to work with Scott Dorsey and his team in creating this transaction that we are announcing today. I will be happy to answer questions in a few moments. Scott is also here. We are just completely thrilled that we’ve finally gotten to this point. Now, we are ready to get these great, great, great Companies together. Graham?

Graham Smith - Salesforce.com Inc - CFO

All right. Thank you, Marc. Good morning, everyone. Before I get into the financial details of our proposed acquisition of ExactTarget, let me give you a short, high-level view of the Company. ExactTarget was founded in 2000. It went public in March, 2012 and is currently traded on the New York Stock Exchange under the ticker symbol ET. Based in Indianapolis, ExactTarget has offices in the Americas, Europe, Asia and Australia, employs nearly 2,000 employees and supports more than 6,000 customers worldwide.

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JUNE 04, 2013 / 12:00PM GMT, CRM - Salesforce.com, Inc. Conference Call to discuss its Definitive Agreement to Acquire ExactTarget

Under the terms of the definitive agreement, we’ve agreed to acquire ExactTarget for approximately $2.5 billion in all-cash transaction. This represents a per-share price of $33.75 for all of ExactTarget’s outstanding shares. We exited Q1 with approximately $3.1 billion in cash and marketable securities, and we will finance the transaction through cash on hand, along with a term loan to provide greater financial flexibility in the near term. The acquisition will be structured as a Tender Offer, as John said, for all of ExactTarget’s outstanding shares followed by a merger. We expect the transaction to close somewhere around the middle of July. That will be subject to expiration of the HSR waiting period In the US, and other customary closing conditions. Assuming the transaction closes as planned, we estimate ExactTarget would contribute approximately $120 million to $125 million in incremental revenue for the remainder of our fiscal 2014. This estimate includes an approximately $65 million to $70 million fair value adjustment to ExactTarget’s billed deferred revenue and unbilled backlog, as well as other adjustments related to our combined customer base in a Company revenue elimination and a provision for a modest level of business disruption in the weeks after the acquisition closes. Including ExactTarget’s expected revenue contribution, we now anticipate full-year revenues in the range of $3.955 billion to $4 billion.

From an earnings perspective, ExactTarget’s standalone financial plan generates operating losses for the year and we anticipate additional integration costs and transaction fees of approximately $40 million to $45 million. As a result, we expect the acquisition to reduce full-year 2014 non-GAAP EPS by approximately $0.16, resulting in an updated FY ‘14 non-GAAP EPS estimate range of $0.31 to $0.33. This assumes a full year non-GAAP tax rate of 36%, up slightly from our prior guidance. We expect about $0.05 of the $0.16 of non-GAAP EPS reduction to fall into the second quarter. Most of that’s related to due diligence, banking fees and other transaction-related costs, along with two weeks worth, approximately, of operating losses for ExactTarget. This results in an updated second-quarter non-GAAP EPS estimate of $0.06 to $0.07. For the remaining $0.11 EPS impact, a little more than half will fall in Q3 and a bit less than half will fall obviously in Q4. We are not able to give you an accurate forecast for the full year GAAP EPS changes until we finish all of the purchase accounting after the transaction closes. We expect to be able to provide this update when we release our second-quarter results. However, you should expect that the impact on GAAP EPS will of course be higher than for non-GAAP EPS, which is the additional stock amortization charges.

Turning to cash flow, in the near-term we estimate the acquisition of ExactTarget will reduce Salesforce.com’s operating cash flow by approximately $75 million to $80 million in fiscal 2014. As a result, we now expect FY ‘14 year-over-year operating cash-flow growth for the combined Company in the low teens, versus our prior estimate of low 20% range. As you heard from Marc, no other Company is better positioned than Salesforce to capitalize on the dramatic changes affecting marketing organizations today. By acquiring ExactTarget, we believe we are significantly expanding our growth opportunity for the long term. Interactive marketing, including e-mail marketing and marketing automation will exceed $15 billion by 2016.

Over the coming months, we will focus on driving revenue and expense synergies along with some cash flow improvements, including leveraging Salesforce’s existing distribution capacity to sell ExactTarget products. Reducing dollar attrition by applying Salesforce’s renewals management expertise. Leveraging Salesforce’s professional services partners to engage with ExactTarget’s customers. Increasing the proportion of subscription revenue for ExactTarget over time. Accelerating geographic expansion by leveraging ExactTarget’s footprint in Brazil and Salesforce.com’s presence in Europe and Asia, obviously rationalizing where we can with real estate. And improving operating cash flow by integrating our accounting processes and moving customers to annual billings over time.

However, product integration between Salesforce and ExactTarget, together with the systems work we’ll need to do for sales integration and back-office integration for finance and HR, will also require some substantial investment. We’re hoping that the combination of revenue and expense synergies will more or less offset the cost of these investments and enable ExactTarget to continue on its path to breakeven by the end of fiscal 2015. That’s our fiscal 2015, of course. We are very excited to start working with this impressive Company and for combined the team of Salesforce and ExactTarget to extend our overall CRM market leadership position. With that, we will open the call up for questions.

QUESTION AND ANSWER

John Cummings - Salesforce.com Inc - Senior Director of IR

Tamara?

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JUNE 04, 2013 / 12:00PM GMT, CRM - Salesforce.com, Inc. Conference Call to discuss its Definitive Agreement to Acquire ExactTarget

Operator

(Operator Instructions)

Phil Winslow.

Phil Winslow - Credit Suisse - Analyst

Congratulations on the deal. Obviously, ExactTarget’s got a long history on the campaign management side but it also recently acquired Pardot on marketing automation. Marc, just wanted to get your thoughts on how both these two fit in with Salesforce.com. The campaign management side, but also how you be marketing automation event’s place inside of Salesforce.com. Thanks.

Marc Benioff - Salesforce.com Inc - Chairman and CEO

That’s an absolutely great question and I will tell you, we have been looking for perfect Company to complement Salesforce.com’s marketing efforts. And you know that we’ve been super strong in a number of really critical areas. That is, we’ve been strong in listening, with Radian6. We’ve been really strong at publishing with Buddy Media. And we’ve been really strong in advertising with Social.com. But, we recognize that we have to get stronger in critical areas like e-mail and also to your point here, at marketing automation and lead nurturing. That’s an area that’s very fast-growing for our customers. And when we looked around, we wanted to really make one large purchase that really brought all of these things together. That’s the power of ExactTarget.

ExactTarget not only is number one in e-mail, but has the fastest growing marketing automation and lead nurturing Company as well, which is Pardot. Pardot, you can see it on the AppExchange, is probably the highest-rated of all the marketing automation Companies. We couldn’t be more thrilled that’s part of the acquisition and that will become part of our Salesforce family of products, branded and deeply integrated natively into our (technical difficulties) so we can offer that directly to our customers. Scott, you want to add on to that?

Scott Dorsey - ExactTarget - CEO, Chairman and Co-Founder

Thanks, Marc. I think Marc covered it really, really well. At ExactTarget we have a long history in B to C marketing automation and helped many amazing brands all around the world leverage our technology to drive engagement with their customers through channels like e-mail, mobile, social and the web. Our acquisition of Pardot in October has been outstanding. Pardot, as Marc indicated, really loved by their clients, highly rated on the AppExchange, and just dynamite tools for managing the whole lead management, lead nurturing process. Tight integration in the sales force has been a key part of their differentiation, and obviously together we can take us to an entirely new level for our clients. We couldn’t be more excited.

Operator

Cash Sandra, Morgan Stanley.

John Cummings - Salesforce.com Inc - Senior Director of IR

Hello?

Operator

Cash, please proceed with your question.

Marc Benioff - Salesforce.com Inc - Chairman and CEO

Cash? Let’s move on.

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JUNE 04, 2013 / 12:00PM GMT, CRM - Salesforce.com, Inc. Conference Call to discuss its Definitive Agreement to Acquire ExactTarget

Operator

(Operator Instructions)

Rick Sherlund, Nomura

Rick Sherlund - Nomura Asset Management - Analyst

Yes, Rick Sherlund here. Couple questions. First, Scott, are you staying on? Second, was this a competitive bidding process? I’m curious. And, third, I’m curious of customer overlap here. The bigger opportunities to sell Exact to Salesforce’s customers or Salesforce to Exact customers, how we should think about the complement, there.

Scott Dorsey - ExactTarget - CEO, Chairman and Co-Founder

Thank you for your question. I’m very excited to continue leading ExactTarget into the future and to partner with Marc and the great leadership team at Salesforce.com, to really create the marketing platform of choice for CMOs. Incredibly excited. We have an amazing amount of client overlap. In fact, we work with many of the amazing brands in the world. Marc referenced Bank of America. We start looking at the rest of our clients, Burberry and many others, we have tremendous synergy. But, there is also brand-new opportunity across all our solutions into the base of Salesforce.com clients. I really see great opportunity across both the synergy of helping our joint clients take their technology and their marketing to a new level, but then also there’s this tremendous opportunity across all of our solutions into the great portfolio with Salesforce.com clients.

Marc Benioff - Salesforce.com Inc - Chairman and CEO

I’m just going to pile on that, Rick. You know, we couldn’t have a better leader in Scott. We are going to make sure that he is completely happy as the leader of ExactTarget working directly for me and partnering into the future to create an even greater Salesforce.com. I think that what I can tell you about this process is, this is an incredible asset. It’s a unique asset and this was a very competitive process. We are thrilled to be the victors here.

Operator

Heather Bellini, Goldman Sachs.

Heather Bellini - Goldman Sachs - Analyst

Good morning and congratulations on the acquisition. I just had two quick questions. Marc, I was wondering if you could give us a sense for how you see ExactTarget changing the ramps that you were expecting previously for Salesforce’s marketing cloud business plan? How much does this accelerate your go-to-market and your ability to build this towards the next billion-dollar cloud? Also, I had a question. If we look out, this is your biggest deal to date. I’m just wondering, given this has been pretty anticipated, should we expect this to be the last — your M&A pace, I guess, to slow from here so you have time to digest? That’s it. Thank you.

Marc Benioff - Salesforce.com Inc - Chairman and CEO

Let me take the end of that, first. You’re absolutely right, Heather. This is our largest and most important acquisition ever, and this is going to dramatically slower M&A pace going forward. I really think what you are going to see is probably us taking a vacation from M&A for anywhere between probably 12 and 18 months. That’s really because we are going to double down and focus on the success of ExactTarget.

We see a tremendous opportunity here, with our customers in marketing, in B2C CRM, in e-mail marketing, in lead automation and marketing automation and lead nurturing, as well as in the fundamental marketing to next-generation connected products and connected devices. All of these things are made possible through ExactTarget, as well as Pardot. We are going to really double down and focus here, for a while. I can’t imagine us really having any opportunity to do anything else for some time. I’ll tell you why. Because, it’s what you said.

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JUNE 04, 2013 / 12:00PM GMT, CRM - Salesforce.com, Inc. Conference Call to discuss its Definitive Agreement to Acquire ExactTarget

You know, now, we have a clear trajectory for a billion-dollar marketing product line. We’ve discussed it with you before in our financial analysts on our calls and in other forums. Our marketing efforts are very healthy and expected to be in the early nine digits this year. But, that was really the beginning. Here, we have what I would say is not an early-stage Company, but a very much so ongoing concern that we can add on into our existing marketing of products and together, get to that $1 billion faster than we ever could expected.

We absolutely have a huge goal. Of course, we have a multi-billion-dollar sales product line. We’ve got our service cloud coming into a billion-dollar product line. We have a clear trajectory in the third product line into a billion dollars very rapidly, which is our platform and now we have a fourth. This is a clear product strategy for Salesforce to take it into the future. It’s a clear message to our customers. It’s highly synergistic. It’s common customers, common platforms, many of these customers are already using ExactTarget. Some of them are using solutions from other companies and we would expect those companies to, honestly, consider the solutions from ExactTarget now, even more competitive than before.

Putting it all together, you can expect it to go to a much higher level. If you’ve seen the incredible capabilities of ExactTarget’s integrated marketing hub, this is a vision for the future of BSE CRM. This is the future of providing marketing directly to the connected device world and connected products world and the internet of everything that we have been talking about on our Customer Company Tour. The opportunity to be able to communicate and market and share to customers, whether they are in cars, whether they have wearables or whether they have another type of connected product. Well, now all that’s possible through the combination of Salesforce and ExactTarget.

So, we’ve got an incredible new level and a new opening for Salesforce.com to be not only the number one in sales and service, but to be the number one in marketing and to be the number one in B2B CRM as well as the number one in B2C CRM. This is our long-term vision. This is our long-term direction. This is our future strategy. And that’s why these two Companies are so complementary. And having a great partner and visionary like Scott Dorsey and his team, and his other leaders that we worked closely with them this acquisition process, this is what is so exciting for all of us, here. I will tell you, this was a very competitive process, because this is a very unique asset in our industry and we are thrilled to be the ones who came out on top, here.

Operator

(Operator Instructions)

John DiFucci, JPMorgan.

John DiFucci - JPMorgan Chase & Co. - Analyst

Congratulations. The question is for Graham, first. This acquisition is going to be a big part of your cash. I think you said you’re going to get a term loan, here. How should we think of that going forward? It’s going to be about $2.5 billion out of, I think you have about $3.1 billion in cash and marketable securities.

Graham Smith - Salesforce.com Inc - CFO

Well, I think, we certainly have said we’re going to put in place a term loan just to give us a little bit of flexibility around the closing date. I think this year we’ll see some drag effect on our cash flows, as I mentioned in the guidance. I think we’ll anticipate offering cash flow now growing somewhere in the low teens percentage. I think we are going to work with Scott’s team to try and apply some of the practices we’ve learned over the last couple of years. We’ve done a lot of work on our own customer base, moved them over time to annual billing cycles. We see obviously that’s a big opportunity here with ExactTarget. Most of their customers, I think roughly half or two thirds, are billed monthly. So, I think there’s an opportunity there for us to certainly, next year, start earning some of the operating cash flow from ExactTarget. Obviously, we will give you an update on that as we progress during the next couple of quarters.

John DiFucci - JPMorgan Chase & Co. - Analyst

Okay. Thanks. If I could, just a follow-up. Marc, with ExactTarget, you get the established leader in cross-channel interactive marketing. Going back to Phil’s question a little bit, and maybe this question is for Scott, you also get a promising net marketing automation vendor. But, that just started for Scott, with the Pardot acquisition. I guess the question is for Scott. Are you still on track to apply Pardot to the enterprise level, enterprise customers by the second half somewhere later this year? I know you been working towards that.

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JUNE 04, 2013 / 12:00PM GMT, CRM - Salesforce.com, Inc. Conference Call to discuss its Definitive Agreement to Acquire ExactTarget

Scott Dorsey - ExactTarget - CEO, Chairman and Co-Founder

Hi, John. Thanks for the question. We absolutely are. Pardot is really the platform for small, medium-sized organizations with super strong technology around lead management, lead nurturing. As you know, John, from covering ExactTarget we’ve been working with Pardot team to really bring their technology up into the enterprise segment with more advanced roles and permissions and enterprise architecture. And that’s very much on track. By joining forces with Salesforce.com, we will be able to even accelerate that move into the enterprise and certainly accelerate the integration into the Salesforce.com platform. So, we are incredibly excited about the opportunity ahead of us and certainly Pardot and B2B marketing automation plays a very big role.

Marc Benioff - Salesforce.com Inc - Chairman and CEO

I will just add onto that, that we are super excited about the Pardot capabilities. That was a fantastic acquisition done by Scott and his team. I will tell you that we absolutely anticipate, after a full review of our technical team, that within six months we will have superior functionality capability and native integration to Salesforce than any other marketing automation vendor. And that we are going to have a world-class, highly competitive solution for our customers. And we’re going to have a great new choice in marketing automation and lead nurturing.

Operator

(Operator Instructions)

Kirk Materne, Evercore Partners.

Kirk Materne - Evercore Partners - Analyst

I will echo my congratulations. Marc, it seems in the marketing space, people have been buying more point solution solving business problems to start. With this acquisitions, it seems you all might have an opportunity to really push it more towards a suite purchase. I’m just curious, given a lot of your discussions around the Customer Company Tour, is that where you see this enabling you to go? Meaning, do you see in those want to talk to one vendor? Is it starting to move in that direction? It sounds to us that they still want to solve business problems first. With ExactTarget, can you start to move this whole area of the market more towards a suite purchase around marketing?

Marc Benioff - Salesforce.com Inc - Chairman and CEO

It’s a great question and let me give you my insights on that, which is that when we are dealing with the customer, it could be a large customer or a small customer. Let’s take a large enterprise. You are dealing with a sales buyer who’s looking for a sales force automation solution. That’s a unique buying process. You’ve got a service buyer, they’re looking for a call center, contact center, customer service, customer engagement solution. That’s unique buyer. Now you’re looking for a marketing automation vendor and a marketing services provider. That’s also a unique buyer.

Now, I will tell you that there’s new buyers that are also emerging with products. Product managers and ISVs are building next-generation products, the ability to manage apps, the ability to manage, you name it, connected consumer electronics products, connected industrial products. That’s another buyer. Of course, there is the CIO. In all cases, Salesforce has really worked hard through our Customer Company Tours and before that through our Social Enterprise Tours to become a trusted advisor to these three really core areas in sales, service and marketing, that could be there to advise and suggest and cajole our direction.

Of course, we’ve had world-class solutions in sales and service. But, we found through this process, is that there is this tremendous next-generation opportunity in marketing. That is what motivated us, initially, to acquire Radian6, acquire Buddy Media, to do more in building out a marketing suite. But we realized is, we didn’t have all the pieces that we wanted. There were some big pieces that were missing. If we were going to make an acquisition, we can’t just keep making these small acquisitions. That strategy was just taking, honestly, too long.

8

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JUNE 04, 2013 / 12:00PM GMT, CRM - Salesforce.com, Inc. Conference Call to discuss its Definitive Agreement to Acquire ExactTarget

We needed to do something of consequence and we needed to do something strategic and we needed to do something now. This opportunity is happening, as we speak. You don’t have to go any farther than the conference last week with All Things Digital to see the huge shift in connected products or the Consumer Electronics Show. All of these things is a tremendous opportunity for marketers to be connected with their customers in incredible new ways. When you’re connected with your customer in incredible new ways, it means that you better be prepared to communicate with them in a new way. That means not just having a great customer platform, like Salesforce, but really the automation capabilities of ExactTarget’s Marketing Hub. What you’ve seen with the ExactTarget Integrated Marketing Hub, is the ability to really have that dynamic command and control of that customer, whether you are talking to them in their app, whether you’re talking to them in their product, whether you’re talking to them in e-mail, whether you’re talking to them in mobile through SMS or through some other type of push mechanism, or whether you are talking to them through social channels and engagement channels.

All of these things integrated as a unique, common service, that’s our vision, too. It builds delivering at scale and reliably and securely. This is what’s making this connection so exciting. No one will doubt that Salesforce is number one in sales and service. But now, no one will doubt that salesforce is now number one enterprise marketing.

Operator

(Operator Instructions)

Brendan Barnicle, Pacific Crest Securities.

Brendan Barnicle - Pacific Crest Securities - Analyst

Marc and Scott, congratulations. I had just two quick ones. Marc, you mentioned some of the other vendors you’d worked with on AppExchange in the past. Will all those vendors still remain? And will they still be listed on AppExchange? How will those relationships change, given your relationship now with ExactTarget? Second, as you know, ExactTarget has done some very interesting stuff in data management and big data. I’m wondering how you might be able to leverage some of that technology going forward, as well.

Marc Benioff - Salesforce.com Inc - Chairman and CEO

Well, it’s two great questions. One is, in the AppExchange is a dynamic marketplace, that’s, people are constantly coming and going like any marketplace. We’re constantly evaluating the correct and appropriate way to build position to our customers. It’s an ecosystem. We understand that and you can see how it changes and evolves over time, as any other ecosystem. Based on how we are working with our partners, whether we are competing with them, whether we are partnering with them, whether they are complementary to us, whether they are in conflict in our strategy, that ecosystem has changed and has changed since it was introduced.

On the second side of the big data side, of course, ExactTarget is operating with many of its customers in terms of transaction scale, at a higher level than even Salesforce.com. I talked on our last earnings call about how Salesforce is one of the only vendors that provides transaction data and that our transaction data is extremely impressive with more than a billion complex transactions a day. Of course, these our database transactions that create reads, updates, deletes from the database with active users. Target also has a very high transaction volume, ExactTarget has customers with tens of millions, in some cases hundreds of millions of customers or consumers in their database. They are doing tens of billions of transactions, sometimes for specific customers. It’s a phenomenal environment. It’s a highly proven enterprise-class application.

They have not only their balance of e-mail marketing customers, but they already have now more than 200 customers live on their Integrated Marketing Hub, which is really their next-generation platform. That’s well beyond proof-of-concept stage, at this point. Really looks like a tremendous direction for them in the future. So, in terms of proof of scale, they’ve got it. That’s super important for these very large customers that they have, like Coke and Gap and Nike. I know that, because we know those executives at a high level and we have great relationships with those companies. We are obviously, we sell and have relationships at the C level in many of those companies. This is just an opportunity to take their solution to an even higher place than it was before. Scott, would you like to add to that?

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JUNE 04, 2013 / 12:00PM GMT, CRM - Salesforce.com, Inc. Conference Call to discuss its Definitive Agreement to Acquire ExactTarget

Scott Dorsey - ExactTarget - CEO, Chairman and Co-Founder

Be happy to. Hello, Brendan. We’re incredibly excited about where we are pioneering CRM for B2C organizations. Our data capabilities are very unique, very robust. As Marc mentioned, we are managing tens of millions, or even hundreds of millions of consumer records at scale in real time, driving a realtime engagement through our Audience Builder platform. So, we are incredibly excited to collaborate with the Salesforce team and really taking those data capabilities to the next level. And the future is very, very bright.

Operator

(Operator Instructions)

Jason Maynard, Wells Fargo.

Jason Maynard - Wells Fargo Securities, LLC - Analyst

I had one fairly simple question around product integration and how you plan on going to market. Was curious, Marc, if you could talk a little bit about how ExactTarget gets melded into the marketing cloud? How the organization comes together under whose leadership, whether it’s going to be existing Salesforce people, ExactTarget? Will this all become, if you will, one single group that will build go and execute against this opportunity? Thanks.

Marc Benioff - Salesforce.com Inc - Chairman and CEO

That’s a great question, Jason, I really appreciate it. Obviously, the one executive that will be running the marketing cloud at Salesforce will be myself. But, the one person who’s running (technical difficulty) is Scott Dorsey, who will be working directly for me. As I said, I felt right from the beginning that one of the most important parts of this deal is not just retaining Scott, but making him one of my five or six direct reports that I have at Salesforce.com, to be able to have him part of my Exec Comm every Monday, to work with him hand-in-hand in building our marketing capabilities.

And to that point, and to really your next question, and having him with me and my other core executives, fully rationalized our organizational structure, because we do have other marketing assets and distribution capabilities and marketing. That will require us to do that. Now, that is, honestly, some tremendous opportunities for synergy between the Companies that we recognize. I see some great synergy opportunities, as does Graham. We plan to execute those and make that an even stronger Salesforce. ExactTarget brings in assets that we cannot ignore. Bringing those capabilities in with our existing marketing cloud and specifically, with Scott’s leadership, we are going to get to an incredible new place.

Scott Dorsey - ExactTarget - CEO, Chairman and Co-Founder

I’d love to add, Marc, since our founding, we really modeled our business after Salesforce.com from our focus on growth, client success, creating a great place to work. We’ll focus on philanthropy, the alignment is just tremendous. We’ve actually been running our business on Salesforce.com also since our founding. So an opportunity to collaborate with Marc and the leadership team at Salesforce.com is awesome. Marc’s personal commitment to the marketing cloud gets us very, very excited. The synergy is extraordinary. To be able to redefine the future of marketing automation and do it together with such an excellent Company and excellent leadership team, is just a tremendous opportunity for us.

Operator

Tom Roderick, Stifel.

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JUNE 04, 2013 / 12:00PM GMT, CRM - Salesforce.com, Inc. Conference Call to discuss its Definitive Agreement to Acquire ExactTarget

Tom Roderick - Stifel Nicolaus - Analyst

Congratulations to all on the deal. Graham, I think I heard you say that the expected dilution to cash flow from operations this year was about $75 million to $80 million. A, maybe you can confirm that I heard that right. B, to the extent that that is right, that’s orders of magnitude higher than what we were modeling for ExactTarget on a stand-alone basis. Can you give us some initial thoughts as to where the incremental investment dollars will be put? Thank you.

Graham Smith - Salesforce.com Inc - CFO

Yes, Tom. Really a couple of areas. First is obviously a bunch of transaction related costs, that unfortunately, most of them hit operating cash flows. So fees, legal fees, banking fees, professional fees, et cetera. And then, the second big component is, we will want to get off to a fast start, in terms of some of the integration efforts I talked about. Particularly on the backside, ExactTarget is a significant public Company in its own right. We’ve got a lot of work to do, obviously, to bring our financial and HR systems together and we just want to get ahead of that, get off to a fast start, as I said. So, that’s our best guess. Obviously, it’s early days. We’ve moved very, very quickly through this process. So, we’ll be getting into more detail over the next few weeks as we plan the integration.

Marc Benioff - Salesforce.com Inc - Chairman and CEO

To that point, I’ll just say, one of the really exciting areas for Salesforce and ExactTarget, is Salesforce has a robust distribution organization, not only in the United States, but in many critical countries. As you know, I was in Japan last week, that’s an area where ExactTarget does not have operations. We plan to have a fully Japanized product and double byte support as fast as we can. Hopefully by the end of the calendar year, offer that to our distribution organization throughout Japan.

ExactTarget doesn’t have operations of any consequence in France or Germany, and we plan to be able to bring their product into that market very aggressively. They already have French and German support. Salesforce has really strong operations in Australia, where ExactTarget is very strong. And, also Salesforce has very strong operations in the UK, where ExactTarget is also very strong. And interestingly, ExactTarget has a Company in Brazil, where we do not currently do business. So, Salesforce will be evaluating what that means to us going forward, since we have an exciting new Brazil Company on our hands. And that’s been a market that we’ve been extremely excited in, to add into our top 10 countries that we do business with. So, again, some really great synergy areas for the two Companies, together with leverage our organizational structures.

Operator

Kash Rangan, Merrill Lynch.

Kash Rangan - BofA Merrill Lynch - Analyst

I’ll keep this brief, since I’m in a noisy room. Question for your Graham. How should be think about impacted cash flow growth and billings growth after you’re done assimilating ExactTarget? Marc, I’ll save my questions for you at the keynote. Thank you.

Graham Smith - Salesforce.com Inc - CFO

Kash, I think clearly, it’s early days. You’ve seen us execute around our policy of moving customers more and more to annual billings, over time. I think that’s been very successful for us. ExactTarget today is running more or less operating cash flow neutral. We just, as I said on the call, look to bring our experience and our practices into ExactTarget’s business. And clearly over time, we are going to be selling and billing all of those services. So, I think you will see over time, some significant leverage on the operating cash flow front, as we execute on that. I think the precise timing of that, it will be difficult to predict.

Certainly right now, I think we’ve been delighted at the progress we’ve made on our own billing practices. I think we’ve generally gone a little faster than we thought we would. So hopefully, we will see the same with ExactTarget. Obviously, we haven’t started to implement this yet. So we will give you a sense. I would certainly hope — I think while will see an operating cash flow hit this year, largely to do with the cost of the transaction, as I said, and the integration efforts. Next year, I think you’ll see, hopefully, some lifts, certainly, versus the models that are out there for ExactTarget stand-alone operating cash flow today. I think we will be able to make progress against that, certainly in our fiscal 2015.

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JUNE 04, 2013 / 12:00PM GMT, CRM - Salesforce.com, Inc. Conference Call to discuss its Definitive Agreement to Acquire ExactTarget

Marc Benioff - Salesforce.com Inc - Chairman and CEO

I would just like to add onto that. This 14-year operating history has really, I would say, it was discovered, tuned, optimized some great business practices in cloud computing. Of course, you see our best of practice capabilities, whether it’s invoicing, billing, cash flow, you saw us make changes to that a year ago. So, we made us a stronger Company, a stronger income statement, a stronger balance sheet. We’ve really tuned and refined and gotten to a new place in our own operations. Those best practices, when we look at ExactTarget, that reminds us of where we were and the opportunity to now apply that and take them to where we are now.

So, we want to have a consistent set of policies for all Salesforce customers and we think that that will have a tremendous impact on the quality of everything from ExactTarget’s cash flow to contract quality, to relationships with the customers it does business with, in cash flow and in attrition, in billing and across the board. I’ll address that with you, Kash, in more detail at 12.15 PM. I’ll be on the stage with Kash doing a Q&A at the San Francisco Ritz-Carlton and hope to see all of you there. And, continue communications on this transaction and I’ll also be on Mad Money tonight with Jim Cramer and continue the communications about the transaction as well, tonight. We want to give you as much information as we can. We want to help you understand why we are so excited, why we are so motivated, why we’re so inspired around the two Companies coming together. Scott, you want to add to that?

Scott Dorsey - ExactTarget - CEO, Chairman and Co-Founder

I would just share Marc’s excitement and vision for the future. There’s so much synergy between our organizations, our technology is extraordinarily complementary. This is going to be wonderful our clients. It’s going to be wonderful for the future of marketing. We just couldn’t be more excited to be joining forces and creating and building this marketing platform of choice for CMOs. So, really appreciate the opportunity.

John Cummings - Salesforce.com Inc - Senior Director of IR

All right. It looks like it’s about all the time we have today for questions. Thank you very much for joining us today. If you have any follow-up questions, you can reach out to us at Investor Relations at Salesforce and you can e-mail us at investor@Salesforce.com. And we look forward to updating you on our progress when we issue our second-quarter release in the coming months. Thank you very much.

Operator

Thank you. This concludes today’s conference call. You may now disconnect.

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To: PARTNER NAME

From: Ryan Aytay

Subject: Salesforce.com Signs Definitive Agreement to Acquire ExactTarget

BODY:

I wanted to share some exciting news that salesforce.com today announced it has entered into a definitive agreement to acquire ExactTarget.

ExactTarget’s solutions enable marketers to integrate customer data from any source to power digital marketing campaigns across multiple channels, all while leveraging sophisticated marketing automation capabilities.

By combining ExactTarget’s industry-leading marketing automation and campaign management capabilities with salesforce.com’s leading social marketing solutions—including listening with Radian6, publishing with Buddy Media, and advertising with Social.com—the Salesforce Marketing Cloud will deliver the marketing platform of choice for CMOs. Now, any company will be able to connect with their customers across email, social, mobile and the web.

For more information, please review the press release we issued this morning:

http://www.salesforce.com/company/news-press/press-releases/2013/06/130604.jsp

As always, our customer’s and partner’s success continues to be our #1 priority. If you have any questions, please reach out to me directly.

Thanks,

[xxx]

Important Additional Information

This information is neither an offer to purchase nor a solicitation of an offer to sell any securities – when the tender offer is launched ExactTarget stockholders should read the tender offer statement because it contains important information. Investors can get the tender offer statement and other filed documents for free at www.sec.gov. The tender offer statement, including a letter of transmittal and other documents, will also be made available for free by the information agent for the tender offer.

To: CUSTOMER NAME

From: Eric Kelleher

Subject: Salesforce.com Signs Definitive Agreement to Acquire ExactTarget

BODY:

NAME (CUSTOMER NAME)

As a valued customer of salesforce.com, I wanted to share some exciting news: we have entered into a definitive agreement to acquire ExactTarget.

ExactTarget is a leading cloud marketing platform. The company’s solutions enable marketers to integrate customer data from any source to power digital marketing campaigns across multiple channels, all while leveraging sophisticated marketing automation capabilities. More than 6,000 companies around the world, including Coca-Cola, Gap and Nike, rely on ExactTarget’s solutions to drive customer engagement, increase sales and improve return on marketing investments.

The combination of ExactTarget’s industry-leading marketing automation and campaign management capabilities, with salesforce.com’s leading social marketing solutions—including listening with Radian6, publishing with Buddy Media, and advertising with Social.com—will deliver the marketing platform of choice for CMOs. Now any company will be able to connect with their customers in entirely new ways across email, social, mobile and the web.

For more information, please review the press release we issued this morning:

http://www.salesforce.com/company/news-press/press-releases/2013/06/130604.jsp

If you have any questions or would like to talk further about this news please contact me directly.

Thanks,

Eric

Important Additional Information

This information is neither an offer to purchase nor a solicitation of an offer to sell any securities – when the tender offer is launched ExactTarget stockholders should read the tender offer statement because it contains important information. Investors can get the tender offer statement and other filed documents for free at www.sec.gov. The tender offer statement, including a letter of transmittal and other documents, will also be made available for free by the information agent for the tender offer.

To: PARTNER NAME

From: Ron Huddleston

Subject: Salesforce.com Signs Definitive Agreement to Acquire ExactTarget

BODY:

NAME (PARTNER NAME)

As a valued partner of salesforce.com, I wanted to share some news: salesforce.com has entered into a definitive agreement to acquire ExactTarget.

There should be no impact on you: we plan to continue to support all of our partners to give our customers the ability to select the solution that best meets their needs.

Salesforce.com plans to have ExactTarget join its Marketing Cloud to help companies connect with their customers across email, social, mobile and the web. We will be releasing more details on the integration plan when the deal officially closes late in salesforce.com’s Q2 FY14.

For more information, please take a look at the press release we issued this morning:

http://www.salesforce.com/company/news-press/press-releases/2013/06/130604.jsp

If you have any questions or would like to talk further about this news please contact me directly.

Thanks,

Ron

Important Additional Information

This information is neither an offer to purchase nor a solicitation of an offer to sell any securities – when the tender offer is launched ExactTarget stockholders should read the tender offer statement because it contains important information. Investors can get the tender offer statement and other filed documents for free at www.sec.gov. The tender offer statement, including a letter of transmittal and other documents, will also be made available for free by the information agent for the tender offer.

Who is ExactTarget?

ExactTarget is a leading cloud marketing platform. The company’s solutions enable marketers to integrate customer data from any source to power digital marketing campaigns across multiple channels, all while leveraging sophisticated marketing automation capabilities. More than 6,000 companies around the world, including Coca-Cola, Gap and Nike, rely on ExactTarget’s solutions to drive customer engagement, increase sales and improve return on marketing investments.

The company was founded in 2000 and went public in March 2012. It’s are based in Indianapolis with offices in the Americas, Europe, Asia and Australia. ExactTarget has nearly 2,000 employees worldwide.

Why is salesforce.com buying ExactTarget?

Salesforce.com’s acquisition of ExactTarget will further its mission of being the world’s leading CRM platform across sales, service and marketing. The combination of ExactTarget’s industry-leading marketing automation and campaign management capabilities, with salesforce.com’s leading social marketing solutions—including listening with Radian6, publishing with Buddy Media, and advertising with Social.com—will enable Salesforce.com to deliver the marketing platform of choice for CMOs. Now any company will be able to connect with their customers in entirely new ways across email, social, mobile and the web.

How much did you pay for ExactTarget?

Please refer to the press release we issued announcing the proposed acquisition:

http://www.salesforce.com/company/news-press/press-releases/2013/06/130604.jsp.

When will the transaction close?

The transaction is expected to close late in salesforce.com’s second fiscal quarter of FY14.

Will the ExactTarget team join salesforce.com?

Yes, after the close of the transaction, the ExactTarget team will join salesforce.com. ExactTarget will operate independently under the leadership of ExactTarget’s CEO and co-founder, Scott Dorsey.

When can customers buy the ExactTarget products from salesforce.com?

We’re very excited about offering the ExactTarget products in the near future, but until the transaction closes, customers should continue to purchase ExactTarget’s products from ExactTarget or their partners.

Important Additional Information

This information is neither an offer to purchase nor a solicitation of an offer to sell any securities – when the tender offer is launched ExactTarget stockholders should read the tender offer statement because it contains important information. Investors can get the tender offer statement and other filed documents for free at www.sec.gov. The tender offer statement, including a letter of transmittal and other documents, will also be made available for free by the information agent for the tender offer.

Subject line: I look forward to welcoming you to salesforce.com!

I’m excited to write all of you about today’s big news - salesforce.com announced that it has entered into an agreement to acquire ExactTarget.

By combining ExactTarget’s leading digital marketing capabilities with salesforce.com’s leading social marketing solutions, we will become the market and technology leader in marketing.

We are excited to welcome the entire ExactTarget team to the salesforce.com family and look forward to working with you to continue to innovate in the marketing industry when the transaction closes late in our second fiscal quarter. Scott will continue to lead the ExactTarget team, and he will report directly to me.

Congratulations to the entire ExactTarget team!

Aloha,

Marc

Important Additional Information

This information is neither an offer to purchase nor a solicitation of an offer to sell any securities – when the tender offer is launched ExactTarget stockholders should read the tender offer statement because it contains important information. Investors can get the tender offer statement and other filed documents for free at www.sec.gov. The tender offer statement, including a letter of transmittal and other documents, will also be made available for free by the information agent for the tender offer.